October 17, 2014

VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs

Re:    Workiva Inc.
Confidential Draft Registration Statement on Form S-1
File No. 377-00770
Submitted September 3, 2014
CIK No. 0001445305
Ladies and Gentlemen:
On behalf of Workiva LLC, a Delaware limited liability company (to be converted into Workiva Inc., a Delaware corporation) (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 30, 2014 relating to the Company’s above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a complete copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which reflects these revisions and updates and clarifies certain other information. For the convenience of the Staff, we are supplementally providing marked copies of the Registration Statement.

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references in the recitations of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission
October 17, 2014

The Company respectfully acknowledges the Staff’s comment and will provide to the Staff supplementally under separate cover, copies of the “testing the waters” presentations that the Company has used in certain oral presentations made by the Company to potential investors in reliance on Section 5(d) of the Securities Act. The Company does not anticipate that it will provide any written communications to potential investors. Pursuant to Securities Act Rule 418, such copies shall not be deemed to be filed with, or a part of and included in, the Registration Statement. Additionally, pursuant to Securities Act Rule 418(b), the Company respectfully requests that the Staff return copies of such materials to the Company. To the extent that the Company makes additional oral presentations or presents written communications to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications, the Company will supplementally provide you with copies thereof.
On behalf of the Company, we hereby confirm that the Company is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering. To the extent that any such research reports are published in the future, the Company will supplementally provide you with copies thereof.

2.
We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges your comment and understands that you will need sufficient time to review the filing after the price range is included and that the inclusion of the price range may cause you to issue additional comments.

3.
Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company has included the artwork that it intends to use in the prospectus in the Registration Statement. Additionally, the Company is supplementally providing to you copies of all such artwork under separate cover.

Securities and Exchange Commission
October 17, 2014

4.
Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

·	the data universe will double every two years from 2013 to 2020 (page 3);

·	more than 90% of the data created in the next decade will be “unstructured” data (page 3);

·	employees working at home at least once a week rose from 18% in 2010 to 27% in 2012 (page 4);

·	the worldwide mobile worker population will be 1.3 billion by 2015, accounting for 37.2% of the workforce (page 4);

·	enterprises worldwide spent $23 billion on business productivity and collaboration software and $12 billion on business insight and reporting software (page 4); and

·	the estimate that information workers worldwide numbered 615 million in 2013 and are expected to reach 865 million by 2016 (page 5).
Under separate cover, the Company is supplementally providing you with materials to support the referenced information above, except for the information referenced in the fifth bullet (“enterprises worldwide spent $23 billion...”), which the Company advises the Staff has not been included in the Registration Statement. The Company is also supplementally providing support for (i) the statements on pages 4-5 and 78 of the Registration Statement under the caption “Our Market Opportunity” and (ii) the statement on page 81 of the Registration Statement that the “European Commission has estimated its mandate will impact over 6,000 companies.”
Pursuant to Securities Act Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, the Registration Statement. Additionally, pursuant to Securities Act Rule 418(b), the Company respectfully requests that the Staff return copies of these supplemental materials to the Company.

Cover Page

5.	Please revise to identify the holders of your Class B common stock.

In response to the Staff’s comment, the Company has revised the prospectus cover page in the Registration Statement to indicate that “[t]he beneficial owners of our Class B common stock will be our executive officers who were our managing directors immediately prior to our conversion into a corporation.”

Securities and Exchange Commission
October 17, 2014

Market and Industry Data, page i

6.
We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

The Company has revised the statements under the caption “Market and Industry Data” in accordance with the Staff’s comment. The Company advises the Staff that these statements, which were included on page i of the Draft Registration Statement, are included, as revised, on page 9 of the Registration Statement.

Prospectus Summary
The Workiva Solution, page 5

7.
Under “Secure Architecture,” you note that an independent auditor conducts an annual examination of your security controls. Please clarify whether this independent auditor is Ernst & Young LLP or some other firm.

The Company has revised page 5 of the Registration Statement to indicate that an independent auditor other than Ernst & Young LLP conducts an annual examination of the Company’s security controls.

Offering, page 10

8.	Please revise your disclosures on page 11 to include the rate at which the preferred and common units will convert into shares of common stock.

Following a telephone discussion on October 6, 2014 between the Staff and the Company’s outside counsel, the Company has revised page 11 of the Registration Statement to include a cross-reference to Note 1 of both the Consolidated Financial Statements and Unaudited Condensed Consolidated Financial Statements—“Unaudited Pro Forma Loss and Per Share Information,” which the Company has revised to disclose the rate at which the Company’s outstanding equity units will convert into shares of common stock in response to Comment 21 below.

Securities and Exchange Commission
October 17, 2014

Risk Factors
Risks Related to our Business and Industry
To date, we have derived a substantial majority of our revenue, page 17

9.	Please revise to quantify the percentage of your revenue derived from customers using your Wdesk platform for SEC filings.

The Company respectfully advises the Staff that it does not report its revenue by solution. Until the launch of the Wdesk platform in March 2013, all of the Company’s revenue was related to its SEC filing solution. Thereafter, the Company began marketing several additional uses of its Wdesk platform. The Company undertook a one-time study of seat usage in June 2014 and determined that approximately two-thirds of customer seats were being used exclusively for SEC compliance. Customers were using the remaining seats for other use cases, including some seats part time for SEC compliance. This study relied on estimations of use based on input from certain customer service personnel that could not be verified systematically. Because it is the Company’s policy not to view actual customer data unless specifically invited by a customer to do so, the Company is unable to determine with any certainty how customers are using its platform. Based on these facts, the Company determined that a substantial majority of its revenue to date was derived from customers using its Wdesk platform for SEC filings, but concluded that it was not able to disclose a specific percentage of revenue derived from customers using its Wdesk platform for SEC filings.
Our credit facility contains restrictive covenants..., page 28

10.
Please revise to include a discussion that your credit facility is secured by all tangible assets of the company, has first priority over your other debt obligations and requires you to satisfy certain financial covenants.

The Company has revised page 28 of the Registration Statement in accordance with the Staff’s comment. The Company advises the Staff that this credit facility was amended as of September 30, 2014, to provide, among other things, that the credit facility is secured by all assets of the Company, both tangible and intangible.

We will incur significantly increased costs..., page 36

11.
This risk factor appears to address both the increased costs as a result of operating as a public company and the risk that a material weakness in your internal controls over financial reporting may result in a material misstatement of your financial statements. Please revise to separately caption and discuss these two risks.

In response to the Staff’s comment, the Company has revised pages 36-37 of the Registration Statement to include discussions under separate captions of (i) the risk of increased costs as a result of operating as a public company and (ii) the risk that a material weakness in the Company’s internal controls over financial reporting may result in a material misstatement of the Company’s financial statements.

Securities and Exchange Commission
October 17, 2014

Use of Proceeds, page 39

12.
You disclose that you will use the net proceeds from the offering for working capital and other general corporate purposes. Please revise to provide more details regarding what constitutes working capital and other general corporate purposes. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on page 7 that you intend to increase your sales presence in Europe but do not indicate if that will be funded with the offering proceeds.

The Company has revised the fourth paragraph under Use of Proceeds on page 40 of the Registration Statement to read as follows: “Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering, we intend to use the net proceeds of the offering for working capital and for other general corporate purposes, including investments in sales and marketing in North America and Europe and in research and development. We also anticipate using the additional working capital to offset a decrease in our cash flow from operations that we expect as a result of a planned reduction in incentives for annual and multi-year contracts. This reduction is not expected to adversely affect revenue.”
Capitalization, page 40

13.
Tell us your consideration of reflecting the impact of repaying the loans that would become due to the Iowa Economic Development Authority upon completion of an initial public offering in your pro forma presentation.

The Company considered reflecting the repayment of the loans from the Iowa Economic Development Authority in the pro forma capitalization presentation. The total amount currently expected to be repaid in the event of an initial public offering is approximately $2.2 million. The Company has sufficient cash on hand and available borrowing capacity to satisfy this obligation. Accordingly, the Company concluded repayment of the loans was not a principal intended use of the net proceeds of the offering.

Selected Consolidated Financial Data
Consolidated Statement of Operations Data, page 44

14.	Please revise to define capped common units.

The Company advises the Staff that the references to the term “capped common units” and the other classes of equity units referenced in “Selected Consolidated Financial Data” on page 45 of the Registration Statement have been replaced with a general reference to all equity units and options to purchase equity units. The Company has revised the discussion of Members’ Equity (Deficit) on page F-26 of the Registration Statement to include a definition of the term “capped common units.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 47

15.	Please tell us what consideration you gave to including average revenue per customer and average cost per customer acquisition among your operating metrics.

The Company advises the Staff that it gave consideration to disclosing average revenue per customer and average cost per customer acquisition and respectfully submits that it believes the Cohort Analysis section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 51 of the Registration Statement provides a more meaningful disclosure of these topics, since both metrics change materially over time with each cohort. The Company believes that, at this stage in the Company’s development, disclosing an average across all cohorts could potentially be misleading to investors.
Liquidity and Capital Resources, page 59

16.
We note that you believe your current cash and cash equivalents, cash to be received from existing and new customers, availability under your credit facility and the anticipated net proceeds from this offering will be sufficient to meet your working capital and capital expenditure needs over at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K as well as footnote 43 to SEC release 33-8350 for additional guidance.

The Company has added the following disclosure to the referenced paragraph: “In the event that we do not complete this offering, we believe we have sufficient liquidity to conduct planned operations for at least the next six months. Because our planned operations contemplate proceeds from the offering, we may need to raise additional funds through debt or equity financings. We may not be able to timely secure such additional debt or equity financing on favorable terms, or at all. If we do not complete this offering and are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to pursue our planned business objectives may be limited.”

Critical Accounting Policies and Estimates
Common Unit Valuations, page 67

17.
Revise your disclosures to state whether there are significant judgments and estimates inherent in these valuations and the impact, if any, if different judgments and estimates had been used. Also, please disclose that these estimates and assumptions will not be necessary to determine the fair value of your Class A common stock once the shares begin trading.

The Company directs the Staff to the discussion beginning on page 67 of the Registration Statement of significant judgments and estimates used in valuing the Company’s Common Units for purposes of options pricing. In addition, the Company has added disclosure on page 69 of the Registration Statement regarding the appropriateness of the valuation report for tax purposes. The Company has also included discussion on page 72 of the Registration Statement on the determination of the fair value of its Class A common stock once the shares begin trading. Following its initial public offering, the Company will establish a policy of using the closing sale price per share of our common stock as quoted on the New York Stock Exchange on the date of grant for purposes of determining the exercise price per share of our options to purchase common stock.

Notes to Consolidated Financial Statements
Note 6. Debt, page F-23

18.
We note your disclosure regarding your February 1, 2011 financing in the form of a forgivable loan from the Iowa Economic Development Authority in the amount of $2.3 million, which you derecognized and recorded against salary expense in 2013 as you believed the job creation requirements were met during 2013. Please clarify why you believe that the performance criteria was met related to this loan considering you disclose that you have an obligation to maintain the jobs created through February 2016. As part of your response, please tell us the accounting literature you relied on and any other considerations made for recognition (e.g. systematically over the periods the loan is intended to benefit).

The Company received a $2.3 million forgivable loan from the Iowa Development of Economic Development (IDED) with a minimum job creation requirement that was required to be met by February 2014 or the loan would need to be repaid in full with interest. Because the minimum job requirement was met in late 2013 and the required reporting was submitted to IDED, the Company will not be required to pay the balance in full with interest. However, the Company is required to maintain the 251 qualifying and six previously created qualified jobs through February 2016. In the event the number of qualifying jobs has dropped below the target as of February 2016, the Company would be subject to an $8,799 cash penalty per job not maintained.
U.S. GAAP does not provide specific guidance on the accounting for government assistance programs. The Company accounted for the loan as a government grant by analogy to International Accounting Standard 20, “Accounting for Government Grants and Disclosure of Government Assistance” (IAS 20). Paragraph 10 of IAS 20 provides that forgivable governmental loans are treated as government grants when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan and paragraph 8 further states that a government grant is not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to it and the grant will be received. In evaluating when it was appropriate to record the benefit in the income statement, the Company considered whether there was reasonable assurance that the Company met the terms for forgiveness and compliance with the related employment targets. In 2013, the Company concluded there was reasonable assurance that the terms for forgiveness of the loan would be met by February 2014 and that the Company would comply with the ongoing employment condition through February 2016. Prior to 2013, the Company concluded there was uncertainty around the Company’s ability to meet the hiring targets due to the early stages of operations. Because the purpose of the forgivable loan in February 2011 from the IDED was to provide the Company with additional liquidity to fund its growing operations within the state of Iowa, and because the Company achieved the hiring target during 2013, the benefit was recorded in full during 2013.

19.
We note you disclose on page F-25 that the outstanding balance on the loans received in October 2013 from the Iowa Economic Development Authority must be repaid if you complete an initial public offering. Please revise this disclosure to clarify the terms under which such repayment must be made.

In response to the Staff’s comment, the Company has revised the disclosure on page F-25 of the Registration Statement to clarify that the outstanding balance of the loans received in October 2013 from the Iowa Economic Development Authority must be repaid upon the completion of an initial public offering or the occurrence of the other events described in the disclosure.

Note 7. Members’ Equity (Deficit), page F-26

20.	Please revise your disclosures to note relevant terms for the Series A and Series B preferred units including whether they are redeemable or convertible under any circumstances.

In response to the Staff’s comment, the Company has revised the disclosure on page F-26 of the Registration Statement to note the relevant terms for the Series A and Series B preferred units, including that they are non-redeemable and are not convertible into any other security under any circumstances.

21.
You disclose that in the event of conversion the unit holders will receive equity interests in the successor corporation having a value equal to the amount the unit holder would be entitled to in the event of a liquidation. Please revise to disclose the rate at which the preferred units will convert into shares of common stock upon conversion from a limited liability company to a corporation.

In response to the Staff’s comment, the Company has revised page F-10 and F-41 to provide for disclosure of the rate at which each of the Company’s outstanding equity units will convert into shares of common stock upon conversion from a limited liability company to a corporation. The Company will disclose the conversion rate applicable to each class of equity unit in a subsequent amendment to the Registration Statement once the price range for the offering is available.

The Company supplementally advises the Staff that the number of shares of common stock to be received in exchange for the Company’s outstanding equity units by virtue of the conversion of the Company from a limited liability company to a corporation will be based on the projected valuation of the Company prior to the offering, as determined in accordance with the Company’s plan of conversion and the distribution priorities set forth in the Company’s operating agreement and disclosed on page F-27 of the Registration Statement. The form of the Company’s plan of conversion is filed as Exhibit 2.1 to the Registration Statement. Based on feedback from potential investors at meetings conducted in reliance on Section 5(d) of the Securities Act and during the roadshow that will be undertaken to market the Company’s Class A common stock to potential investors, the Company and the representatives of the underwriters of the offering will determine this valuation and a projected offering price range for the Company’s Class A common stock. The midpoint of the price range that appears on the last preliminary prospectus filed prior to the completion of the conversion into a corporation will be used to calculate the deemed valuation of the Company for purposes of the conversion and the resulting allocation of shares of common stock issued in the conversion.

22.
We note you disclose that profits and losses are allocated to the members so that the balance in each member’s capital account equals or is as close as possible to the amount such member would receive upon hypothetical sale or liquidation. It is not clear to us how the losses were allocated for the years ending December 31, 2013 and 2012 based on this description. Please tell us how you allocated the losses for those years and include your calculations in your response.

In accordance with the Company’s operating agreement, losses are first allocated to members with positive capital accounts until such capital account balances are reduced to zero in the reverse order of the priority the members have to receive a return of their capital and then in proportion to the number of units held. Specifically, losses are first allocated to reduce any proceeds from common unit holders to zero, then to offset gross proceeds from Series A preferred unit holders and finally to offset gross proceeds from Series B and C preferred unit holders pro rata based on the number of units held. Once all contributed capital has been reduced to zero, the losses are allocated pro rata based on the number of units held by each class of member units. During 2012, losses incurred through the issuance of Series C preferred units were allocated to offset proceeds from option exercises during the year and then to the outstanding classes of member units pro rata because the capital contributed had been offset entirely by losses in prior periods. The losses incurred subsequent to the issuance of Series C preferred units in 2012 were allocated to offset the gross proceeds of this financing. The 2013 losses offset proceeds from option exercises during the year and the remaining was allocated to the gross proceeds from the 2012 and 2013 Series C preferred issuances. The calculations to allocate losses for the years ended December 31, 2012 and 2013 are as follows:

During the year ended December 31, 2012 (in thousands):

Net loss from January 2012 - October 2012		$(14,747)
Net loss from November 2012 - December 2012		$(15,690)
Cash contributed through exercises		$71

		January 2012 - Oct 2012		Nov 2012 - Dec 2012
Class	Number of units	First allocated to common	Remainder of losses allocated in proportion of number of units		Total losses allocated during 2012
Series A preferred units	21,050		$(4,071)		$(4,071)
Series B preferred units	15,665		$(3,029)		$(3,029)
Series C preferred units				$(15,690)	$(15,690)
Common units	18,692	$(71)	$(3,615)		$(3,686)
Appreciation units	20,484		$(3,961)		$(3,961)
	75,891				$(30,437)

During the year ended December 31, 2013 (in thousands):

Net loss		$(25,765)
Cash contributed through exercises		$256

		Total losses allocated during 2013
Common units (to extent of positive capital)		$(256)
Series C preferred units (only class with positive capital account)		$(25,509)
		$(25,765)

The Company has revised its disclosure on page F-27-28 to further clarify how the losses were allocated for the years ending December 31, 2012 and 2013.

Note 11. Subsequent Events, page F-30

23.
We note you issued a promissory note totaling $5 million that contains an option to convert into your Class A common stock upon successful completion of an initial public offering at a 90% discount to the offering price. We further note you have concluded that certain of the embedded features of the note will be bifurcated and accounted for as a compound derivative. Please describe the embedded features of the note, including which features will be bifurcated and why, how you will account for the bifurcation, and the specific accounting guidance relied on.

The Company has revised page F-48 of the Registration Statement in accordance with the Staff’s comment.

Item 15. Recent Sales of Unregistered Securities, page II-2

24.
We note that some of your unregistered sales of securities were made in reliance on Rule 504 but it appears that the Forms D filed during the relevant time period during which the identified sales were made refer to Rule 506. Please advise or revise.

The Company has now filed a Form D with respect to the unregistered sales of securities made in reliance on Rule 504. The Company has instituted internal controls to assure that in the future it does not fail to timely file a Form D for any transaction with respect to which it intends to rely on Regulation D.

Exhibits

25.	Please tell us what consideration you gave to filing your leases with the data centers described on page 19. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully advises the Staff that it does not lease space or equipment in any data centers; instead the Company’s product platform and associated data are hosted by third parties pursuant to services agreements, sometimes referred to as “cloud services” agreements. The Company has revised page 19 of the Registration Statement to clarify that its data is hosted by third-party service providers pursuant to service agreements and not pursuant to leases. The Company has considered whether these agreements should be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Based on this consideration, the Company is filing its Google Cloud Platform License Agreement as an exhibit to the Registration Statement, since the Company’s product platform is hosted primarily on the Google Cloud and it could be costly and time-consuming to replace the services provided by Google. The Company has determined that it is not necessary to file any other service agreements related to data hosting pursuant to Item 601(b)(10)(ii)(B), as management of the Company believes that the services provided under those agreements can be replaced relatively quickly at a low cost, and the Company is therefore not substantially dependent upon those services.

Securities and Exchange Commission
October 17, 2014

26.
Please revise to describe the line of credit agreement with Morgan Stanley you refer to on page F-25 and tell us what consideration you gave to filing this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company has revised the description of the line of credit with Morgan Stanley to state that the amount outstanding under the line at December 31, 2013 consists of a $350,000 letter of credit to support its outstanding furniture lease and $2.0 million in other borrowings. The agreement is a cash-secured line and fluctuates with the available balance in the associated accounts. The Company has reduced the balance in the associated cash security account and, as a result, also reduced the availability under the line to $244,971 as of October 15, 2014. The Company does not expect to have any additional draws on the Morgan Stanley line and any future need for this type of a facility will be provided by the line of credit entered into with Silicon Valley Bank, which has more favorable terms. Based on the foregoing, management has concluded that the agreement is immaterial in amount and significance and is therefore not required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(A).

Please direct your questions or comments regarding this letter or the Registration Statement to Kimberly K. Rubel at (312) 569-1133. Thank you for your assistance.

Sincerely,

/s/ Kimberly K. Rubel
Kimberly K. Rubel

Drinker Biddle & Reath LLP

cc:    Via E-mail

Matthew M. Rizai
Troy M. Calkins
Workiva LLC

David A. Schuette
Jennifer J. Carlson
Mayer Brown LLP